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Email to gain interest Recipient: Musaffa's users	**Subject: Invest in Musaffa and Own a Part of the Company!**  Musaffa Invest in Musaffa! Join Our Mission to Empower Muslim Investors www.musaffa.com Visa Inc Advanced Micro ... Mastercard Inc Halal 106.29 USD 393.48 USD Learn More Musaffa Academy NVIDIA Surpasses Predictions with $13.5 B in revenue. Portfolio in Market Suc Feedback Download on the App Store GET IT ON Google Play **Assalam Alaykum!** Dear {Full Name | Valued Member}, I am Dilshod, Co-founder & CEO of Musaffa, and I have some exciting news to share with you! Our halal stock and ETF screening app is now the most popular in its category, with over half a million downloads and a fantastic 4.6 rating - all thanks to you! Our next big goal is to launch a global halal investment and trading app. To make it happen and to grow, we are looking for additional investments for Musaffa. Here is the exciting part: You have a unique opportunity to become a Musaffa shareholder and own a part of our company. We strongly believe our supporters like you, who share our vision, will shine as investors. We are offering this exclusive early access only to our valued members (yes, that is you!). Together, we can make a big impact in the world of halal investing! Register yourself by clicking the button below or visiting https://invest.musaffa.com/ Invest Now If you have any questions or simply want to talk about these exciting updates, feel free to reach out. I am here for you! Once again, thank you for your incredible support! We cannot wait to welcome you as a Musaffa shareholder! Best wishes, and may Allah (SWT) bless you,  **Dilshod Jumaniyazov, CFA** Chief Executive Officer Musaffa Inc. Musaffa +1 (212) 220-6682 dilshod.bek@musaffa.com | **musaffa.com** One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States You are receiving this email as you signed up for our newsletters. Want to change how you receive these emails? You can Unsubscribe or Update your preferences
1st Email reach out Recipient: Interested users/potential investors	**Subject: Ready to Invest in Musaffa? Here's How to Get Started on Wefunder!** Assalam Alaykum, {Full Name}, I trust this email finds you well. On behalf of the Musaffa Investor Relations team, I would like to express our gratitude for your interest in investing in Musaffa. Your investment will contribute directly to our mission to democratize Islamic Finance education, helping Muslim investors pursue financial goals through accessible and reliable all-in-one halal research and investment platforms. To assist you in taking the next steps, please follow the instructions below: 1. Visit the Wefunder page and create your account by clicking the SignUp button or using this link: https://wefunder.com/signup 2. Once your account is set up, navigate to Musaffa's campaign page on Wefunder by clicking this link: https://wefunder.com/musaffa 3. Enter your investment amount, {interest amount}, and click invest. 4. Follow Wefunder's instructions to provide your information and select your preferred payment option. We encourage you to use a Debit Card or Wefunder Cash instead of a credit card to

	minimize the deduction issue later once the campaign is live. 5. Complete your reservation. Note: Wefunder will charge the investment amount once the campaign goes live. Should you have any questions or require further information, I stand ready to provide personalized assistance. Your trust is our priority, and I would be pleased to discuss the details of this unique investment opportunity at your convenience. Feel free to reply to this email or schedule a meeting by clicking this link: {team member's calendly link} Thank you once again for considering Musaffa. We value your partnership and look forward to a prosperous relationship. Best Regards, Team member's signature
Email follow up (in a thread with the previous email) Recipient: Interested users/potential investors	**Subject: Follow-Up: Finalize Your Investment in Musaffa** Assalam Alaykum, {Full Name}, I trust this email finds you in the best of health and spirits. I am writing to follow up on my previous email regarding your expressed interest in investment opportunities with Musaffa. Our initiative is still open for investors who wish to contribute to our mission of democratizing Islamic Finance education, and providing ethical, Sharia-compliant investment options. For your convenience, all the steps are detailed in my previous email. This is more than just an investment; it's a partnership for a greater good. Your trust is invaluable, and we can't wait to move forward together. Should you have any questions, I am here to assist you via email or a scheduled one-on-one call, based on what suits you best. Please let us know how you'd like to proceed. Warm regards, Team member's signature
Thank you email after reservation Recipient: Interested users/potential investors	**Subject: Thank You for Your Investment in Musaffa!** Assalam Alaykum Dear {Full Name}}, I trust you're in good health. We have received your investment reservation for Musaffa on Wefunder platform on {Date}. Along with this email, I would like to extend our sincere appreciation for your support in Musaffa. This step signifies not just a financial decision, but an alignment with our shared mission to empower Muslim investors. Please remember that I am at your service for any queries, suggestions, or insights you might have. Collaboration and open communication are essential to us, and I welcome any opportunity to engage further. Thank you once more for joining us on this journey. Best Regards, Team member's signature
1st WhatsApp reach out Recipient: Interested users/potential investors	Assalam Alaykum {{Prefix}} {{firstname}}, I'm {{team_member}} from Musaffa, and I wanted to personally reach out and thank you for being our valued member. We received your interest in investing {{investment_amount}} in Musaffa.
2nd reach out (if there's no reply on the 1st reach-out) Recipient: Interested users/potential investors	Assalam Alaykum {{prefix}} {{firstname}}, I'm following up with you on your interest in investing {{interest_amount}} in Musaffa. Alhamdulillah, we received hundreds of interest from our members all around the world to invest in Musaffa. We don't want you to miss out on this early access opportunity to invest in a growing and promising Islamic Fintech.
Directing to Wefunder by WhatsApp Recipient: Interested users/potential investors	Assalamualaykum {{Prefix}} {{firstname}}, I'm excited to share some great news with you 😆🙏. You can now channel your investment into Musaffa through our trusted third-party platform, Wefunder. This way, we ensure transparency and safeguard the interests of investors like you. As confirmed in your interest list, you expressed your desire to invest *{{interest_amount}}*. Now, you can make your investment directly by clicking on this link: https://wefunder.com/musaffa. We've provided all the necessary details for you to carefully review and consider. If you have any questions or need assistance, I'm here to help. We look forward to having you as a part-owner of Musaffa 😊.
Step-by-step guidance by WhatsApp Recipient: Interested users/potential investors	Thank you for your interest in investing in Musaffa. We're collaborating with a platform called Wefunder to host our crowdfunding campaign. Please follow the following steps to finalize your investment in Musaffa through Wefunder: 1. Visit the Wefunder page and create your account by clicking the SignUp button or using this link: https://wefunder.com/signup 2. Once your account is set up, navigate to Musaffa's campaign page on Wefunder by clicking this link: https://wefunder.com/musaffa 3. Enter your investment amount, {{interest_amount}}, and click invest. 4. Follow Wefunder's instructions to provide your information and select your preferred payment option. 5. Complete your reservation. Please feel free to reach out to me if you face any difficulties during the process, I'd be happy to help.
Follow up on wenfunder's	Assalam Alaykum {{prefix}} {{firstname}}, I hope you're doing well. I just wanted to check in and see how the investment process is going for you on Wefunder.

reservation by WhatsApp Recipient: Interested users/potential investors	If you've had the chance to start, that's great! If not, do you have any questions or need assistance with any of the steps I shared earlier? I'm here to help make everything as smooth as possible for you.
Thank you message after reservation by WhatsApp Recipient: Interested users/potential investors	Assalam Alaykum {{prefix}} {{firstname}}, I wanted to express our deepest gratitude for your incredible support and reservation on the Wefunder platform in support of Musaffa. With your support, we are confident in our ability to bring Musaffa to new heights and make a lasting impact in introducing the Halal Trading Platform across 7 countries. Your involvement is not just as an investor but as a valued member of our extended Musaffa family. If you ever have any questions please do not hesitate to reach out. Your input and feedback are highly appreciated.



Musaffa
Sponsored
We are raising funds and are thrilled to invite you to join our mission. We launched the Halal Stock & ETF screener in 2022, and we are on our way to launching the first Global Halal Trading App this year.
Invest in Musaffa and become one of our shareholders now!
Become a Co-owner of Musaffa
US based islamic fintech company
Get early bird offer!
WEFUNDER
wefunder.com/musaffa
www.musaffa.com
wefunder.com
Invest in Musaffa and Become a Co-Owner
Learn more
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Musaffa
Sponsored
We are raising funds and are thrilled to invite you to join our mission. We launched the Halal Stock & ETF screener in 2022, and we are on our way to launching the first Global Halal Trading App this year.
Invest in Musaffa and become one of our shareholders now!
Become a Co-owner of Musaffa
$100
WEFUNDER
wefunder.com/musaffa
wefunder.com
Invest in Musaffa and Become a Co-Owner
Get offer
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Comment
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Musaffa
Sponsored
Invest in Musaffa and become a co-owner. Here's why we think you'll love what we're doing:
Launched the #1 comprehensive Halal Stock & ETF Screener
150,000+ registered users from 182 countries. 250,000+ app downloads.
The $2.2 trillion global Islamic finance industry is growing by 10%.
The leadership team with decades of experience in financial services & technology.
Secure your spot today!
Become a Co-owner of Musaffa
US based islamic fintech company
wefunder.com/musaffa
wefunder.com
Be a Co-Owner of Musaffa, and Get the Early Offer Now!
Get offer
Like
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